IMMUDYNE, INC.

50 Spring Meadow Road

Mt. Kisco, NY 10549

(914) 244-1777

January 3, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Immudyne, Inc.

Registration Statement on Form S-1/A

Filed December 5, 2012

File No. 333-184487

Dear Mr. Riedler:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 24, 2012, to Immudyne, Inc. (the “Company”) regarding the above-captioned filing of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses. We have also concurrently filed Amendment No. 2 to the Form S-1 filed on October 18, 2012, (“Amendment No. 2”) to reflect our responses to the Staff’s comments.

FORM S-1/A

Risk Factors, page 4

“We derive a substantial part of our sales from one major customer..” page 6

1.	We note your response to our prior comment number 8 in which we asked you to disclose here, as you had done previously in the Business section, the name of your major customer. Please name the major customer here and in the Business section or provide us with an analysis supporting your determination that the name of this customer is not material to investors. Please note that if you wish the Staff to consider any information in your response letter on a confidential basis, you should provide such information in accordance with the requirements and procedures set forth under Rule 83 of the Commission’s Rules of Practice. Please see http://www.sec.gov/foia/conftreat.htm.

Mr. Jeffrey Riedler

U.S. Securities and Exchange Commission

January 3, 2013

Response:

The Company acknowledges the Staff’s comment and shall separately furnish the Staff with an analysis supporting its determination that the name of its largest customer is not material to investors in accordance with the requirements and procedures set forth under Rule 83.

Our Business, page 26

2.	Please identify which research facility, institution or doctor conducted the side by side comparison analysis between your product and other beta glucan products of your competitors. Please discuss how many other products your product was compared against and what were the specific factors or findings that led you to conclude that your yeast beta glucan is a superior yeast beta glucan.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 27 of Amendment No. 2.

3.	Please expand your disclosure regarding the healthcare professionals that have taken an interest in your immune-support products. Clarify the type of healthcare professionals (i.e. licensed physicians, alternative medicine practitioners, scientists, researchers, etc.) and whether such expressions of interest have resulted in research studies or increased use or recommendation of your product.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 27 of Amendment No. 2.

4.	Please name the medical institutions and medical doctors who conduct testing, analysis and beta work for your specific products on your behalf. Please describe how such work is funded and whether you have formal clinical development or research agreements with such institutions and/or physicians.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 27 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 36

5.	Please clarify whether Akin, Gump also defers without interest payments due under the royalty agreement.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 36 of Amendment No. 2.

Mr. Jeffrey Riedler

U.S. Securities and Exchange Commission

January 3, 2013

In making its responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Gerald Adler, Esq., of Newman & Morrison LLP, at (212) 248-1001.

Very truly yours,

/s/ Mark McLaughlin
Mark McLaughlin
President

cc:	Gerald Adler, Newman & Morrison LLP